Exhibit 99.4

PRESS RELEASE

TotalEnergies Announces Start of Production
in the Absheron Gas Field in Azerbaijan

Paris, July 10, 2023 – TotalEnergies and its partner SOCAR (State Oil Company of the Republic of Azerbaijan) announce the start of production of the first phase of development of the Absheron gas and condensate field in the Caspian Sea, around 100 km south-east of Baku.

This first phase connects a subsea production well to a new gas processing platform, itself linked to SOCAR’s existing facilities in Oil Rocks. It has production capacity of 4 million cubic meters of gas per day and 12,000 barrels a day of condensate. The gas will be sold on the domestic market in Azerbaijan.

The development of the Absheron field provides an additional gas supply to meet growing demand, at a competitive technical cost and low greenhouse gas emissions intensity, in line with TotalEnergies’ strategy.

TotalEnergies and SOCAR both hold a 50% interest in the project, which is operated by the joint company JOCAP (Joint Operating Company of Absheron Petroleum).

"We are very pleased to announce the start-up of the Absheron gas field, the result of our exploration team’s success. This project is in line with the Company's strategy of meeting the growing demand for gas and reinforces our partnership with the national company SOCAR” said Nicolas Terraz, President, Exploration & Production at TotalEnergies.

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About TotalEnergies in Azerbaijan

TotalEnergies has been present in Azerbaijan since 1996, where it is a 50% partner of SOCAR in the Absheron gas and condensate field and holds a 5% stake in the Baku-Tbilisi-Ceyhan (BTC) pipeline.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).